SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.125 par value
(Title of Class of Securities)

883203101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 457-2555

Attention: Terrence O’Donnell
Executive Vice President, General Counsel and Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Ronald O. Mueller, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
fax: (202) 530-9569

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$7,818,205	$557.44

(1)                                Estimated solely for purposes of calculating the amount of the filing fee.  The calculation assumes that all options to purchase the Issuer’s common stock that as of June 25, 2010 may be eligible for exchange will be exchanged for new options and cancelled pursuant to this offer.  These options have a value of $7,818,205 as of June 25, 2010, calculated using the Black-Scholes option pricing model.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet

The information set forth under Section I (“Summary Term Sheet—Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated July 2, 2010, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2. Subject Company Information

(a)                                  Name and Address.  The issuer is Textron Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903, and the telephone number of its principal executive offices is (401) 421-2800.

(b)                                 Securities.  This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that (1) were granted before January 1, 2009 under the Textron Inc. 2007 Long-Term Incentive Plan (as Amended and Restated as of April 28, 2010) (the “2007 Plan”) or the Textron Inc. 1999 Long-Term Incentive Plan, as amended and restated, (2) have an exercise price that exceeds the greater of (i) $38.00, (ii) the 52-week high trading price of our common stock during the period preceding the end of the Offer period, or (iii) 50% above the closing price of our common stock on the expiration date of the Offer period, and (3) are held by U.S. employees, other than our executive officers, employed by the Company as of the start date of the Offer and at the time the Offer expires, for new options (the “New Options”).  Each New Option will be issued under the 2007 Plan.  As of June 25, 2010, options to purchase 2,874,835 shares of the Company’s common stock were eligible for exchange in the exchange offer.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying website election form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks Relevant to the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.6 (“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects; Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

(c)                                  Trading Market and Price.  The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

The Company is both the filing person and the subject company.  The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Executive Officers and Directors of Textron Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)                                  Material Terms.  The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks Relevant to the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.3 (“Purpose of the Offer”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Election”), Section III.6 (“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects; Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal

Matters; Regulatory Approvals”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)                                 Purchases.  Current and former members of the Company’s Board of Directors and executive officers are not eligible to participate in the Offer.  The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.16 (“Information Concerning Textron”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.  The 2007 Plan and the related form of Non-Qualified Stock Option Terms and Conditions for Options Granted under 2010 Option Exchange Program, including Stock Option Noncompetition Agreement, and form of Notice of Grant attached hereto as Exhibits (d)(1), (d)(2) and (d)(3) also contain information regarding the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)                                  Purposes.  The information set forth in the Offer to Exchange under Section III.3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)                                 Use of Securities Acquired.  The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section III.3 (“Purpose of the Offer”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)                                  Plans.  The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a)                                  Source of Funds.  The information set forth in the Offer to Exchange under Section III.14 (“Fees and Expenses”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b)                                 Conditions.  The information set forth in the Offer to Exchange under Section III.9 (“Conditions to Completion of the Offer”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(d)                                 Borrowed Funds.  Not applicable.

Item 8. Interest in Securities of the Subject Company

(a)                                  Securities Ownership.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule B (“Information Concerning the Executive Officers and Directors of Textron Inc.”) is incorporated herein by reference.

(b)                                 Securities Transactions.  The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Not applicable.

Item 10. Financial Statements

(a)                                  Financial Information.  The information set forth in Item 8.  Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2010 and in Item 1.  Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2010 is incorporated herein by reference.  The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.

(b)                                 Pro Forma Information.  Not applicable.

Item 11. Additional Information

(a)                                  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Exchange under Section II (“Risks Relevant to the Offer”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)                                 Other Material Information.  Not applicable.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options

(a)(1)(B)	Form of Email attaching Offer to Exchange Certain Outstanding Stock Options for New Stock Options

(a)(1)(C)	Form of Email with Instructions for Logging onto the Option Exchange Program Website

(a)(1)(D)	Option Exchange Program Website Screen Shots

(a)(1)(E)

“Program Overview” sent to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.3 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(F)

Slide Presentation For Use in Explaining the Option Exchange Program to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.1 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(G)

FAQs sent to Eligible Employees and posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.4 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 18, 2010

(a)(1)(H)

“What to Consider Before Making an Exchange” posted on Option Exchange Program Website, incorporated by reference to Exhibit 99.2 of the Company’s Schedule TO-C filed with the Securities and Exchange Commission on June 23, 2010

(a)(1)(I)	Form of Reminder Email

(a)(1)(J)	Form of Email Confirming Elections

(a)(1)(K)	Form of Email Announcing Finalization of Exchange Ratios and Strike Price for New Options

(a)(1)(L)	Form of Email Notifying Eligible Employees of Options Accepted for Exchange

(b)	Not applicable

(d)(1)	Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010)

(d)(2)	Form of Non-Qualified Stock Option Terms and Conditions for Options Granted under 2010 option Exchange Program, including Stock Option Noncompetition Agreement

(d)(3)	Form of Notice of Grant

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textron Inc.

By:	/s/ John D. Butler
John D. Butler
Executive Vice President Administration and
Chief Human Resources Officer

Date:  July 1, 2010